INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 14, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust” or “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the Kennedy Capital Small Cap Growth Fund and Kennedy Capital Small Cap Value Funds (the “Funds”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 24, 2022, regarding Post-Effective Amendment No. 281 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on February 11, 2022, with respect to the Kennedy Capital Small Cap Growth Fund and Kennedy Capital Small Cap Value Fund, each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table – Both Funds

1.	Please provide the completed fee table and expense example for each Fund in correspondence to the Commission one week in advance of the registration statement becoming effective.

Response: Each Fund’s completed fee table and expense example, which will be included in the Amendment, are as follows:

Kennedy Capital Small Cap Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	Investor Class Shares	Institutional Class Shares
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.82%	0.82%
Distribution (Rule 12b-1) fees	0.25%	None
Other expenses	0.62%	0.62%
Total annual fund operating expenses	1.69%	1.44%
Fees waived and/or expenses reimbursed[1]	(0.55%)	(0.55%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1]	1.14%	0.89%

1	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.14% and 0.89% of the average daily net assets of the Investor Class shares and Institutional Class shares of the Fund, respectively. This agreement is in effect until April 30, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class shares	$116	$479
Institutional Class shares	$91	$401

Kennedy Capital Small Cap Value Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	Investor Class Shares	Institutional Class Shares
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.82%	0.82%
Distribution (Rule 12b-1) fees	0.25%	None
Other expenses	0.63%	0.63%
Total annual fund operating expenses	1.70%	1.45%
Fees waived and/or expenses reimbursed[1]	(0.56%)	(0.56%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1]	1.14%	0.89%

1	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.14% and 0.89% of the average daily net assets of the Investor Class shares and Institutional Class shares of the Fund, respectively. This agreement is in effect until April 30, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class shares	$116	$481
Institutional Class shares	$91	$404

2.	Please confirm the expenses associated with short sales are included in the Fee Table.

Response: The Registrant so confirms.

3.	In footnote 1 to the Fees and Expenses Table, please confirm that the contractual fee waiver and/or expense reimbursement for each Fund is effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual fee waiver and/or expense reimbursement for each Fund will be effective until April 30, 2023, and is reflected above in the Fees and Expenses Table and the Example shown the response to comment #1 above.

4.	In footnote 1 to the Fees and Expenses Table it states that “[t]he Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment.” Please explan what is meant by “three full years after the date of the waiver or payment.”

Response: The Registrant confirms that Kennedy Capital may seek reimbursement from each Fund for a period of three years from the date of the waiver or payment. For each Fund, the Registrant has revised the disclosure as follows:

The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three ~~full~~ years after the date of the waiver or payment.

Principal Investment Strategies – Both Funds

5.	Each Fund’s principal investment strategies indicate that the Fund may invest in exchange-traded funds (“ETFs”) and mutual funds. Please confirm whether any acquired fund fees and expenses (“AFFE”) needs to be added to the Funds’ Fees and Expenses Tables.

Response: The Registrant confirms that at the outset, each Fund’s investments in ETFs and other investment companies are expected to be less than 0.01% of the average net assets of the Fund; therefore, no AFFE line item is currently necessary in the Fees and Expenses Tables.

Principal Investment Strategies – Kennedy Capital Small Cap Value Fund

6.	In the second paragraph it indicates that the Advisor may invest in companies classified by the Advisor as in the Early Growth stage. Please explain if the Fund’s investment in companies classified as Early Growth are deemed value investments.

Response: The Registrant notes that all small-cap equity investments, including companies with either growth or value characteristics, count toward the Fund’s 80% policy to invest in equity securities of small capitalization companies; however, the Registrant has deleted the references to Early Growth companies and replaced the second and third paragraphs under the Fund’s Principal Investment Strategies with the following:

In seeking to achieve the Fund’s investment objective, the Advisor’s investment approach utilizes fundamental, bottom-up research to identify companies that are able to reinvest in their businesses at attractive rates of return, and invest in those companies when prices do not, in the view of the Advisor, adequately reflect the companies’ potential value creation from those investments. The Advisor believes that the operating cash-flow returns of a business is the best measure of a company’s performance and that the ability to reinvest cash flows into high return projects creates a powerful compounding effect, which in turn creates value for shareholders over time. The Advisor works in tandem with a research team of sector-specific analysts to perform fundamental analysis on new potential ideas for the strategy, as well as existing holdings, in order to invest across the full spectrum of value opportunities. Each company under consideration for investment is initially classified by the Advisor’s research team as one of these investment types: (i) Steady Compounder, (ii) Material Positive Change, (iii) Out of Favor, and (iv) Deep Value. Companies classified as Steady Compounder are established companies that are able to sustain evaluated levels of asset growth, have consistently high or expanding returns on invested capital and have high barriers to entry. Companies classified as Material Positive Change demonstrate structural change (e.g., management divesting an underperforming business segment) that improves asset growth and/or returns on invested capital (“ROIC”) or cash flow return on investment (“CFROI”) have a growth profile post-change and can be found anywhere along the growth life cycle. Companies classified as Out of Favor are those companies whose intrinsic business returns are undervalued and experience near term negative sentiment. Companies classified as Deep Value are those companies with a significant gap between intrinsic and market valuations and whose current levels of growth and ROIC/CFROI may be weak in comparison to their peers. This labor intensive, bottom-up approach, combined with discounted cash-flow valuation analysis, forms the basis of the Advisor’s investment process.

Principal Risks – Both Funds

7.	The risk disclosure for each Fund contains “Foreign Investment Risk.” Please add disclosure to each Fund’s principal investment strategies regarding investment in foreign securities. In addition, please add disclosure to the principal investment strategies if the Funds intend to invest in emerging market securities.

Response: The Registrant confirms that both Funds may invest from time to time in companies domiciled outside of the United States and that are listed on a U.S. exchange. The Kennedy Capital Small Cap Value Fund does not intend to invest in emerging market companies. The Kennedy Capital Small Cap Growth Fund does not intend to invest directly in securities listed on emerging market exchanges. Both Funds have “Foreign Investment Risk” as a principal risk factor due to their investments in American Depositary Receipts which is described in the principal investment strategies. No additional disclosure has been added to the Funds’ principal investment strategies.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing – Both Funds

8.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Funds’ Item 9 disclosure.

Prior Performance for Similar Accounts Managed by the Advisor – Both Funds

9.	The first sentence of the first paragraph states “[t]he following table sets forth performance data relating to the historical performance of all private accounts managed by the Advisor for the periods indicated that have investment objectives, policies, and strategies substantially similar to those of the Fund.” Please indicate whether there are any applicable public accounts and if so, please revise accordingly.

Response: The Registrant has received confirmation from Kennedy Capital that the composite performance shown reflect the performance data for all accounts and that there were no public accounts to be included in the composite. The Registrant has revised the disclosure as follows:

The following table sets forth performance data relating to the historical performance of all ~~private~~ accounts managed by the Advisor for the periods indicated that have investment objectives, policies, and strategies substantially similar to those of the Fund.

10.	Please confirm that the Advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Advisers Act.

Response: The Registrant has obtained confirmation from Kennedy Capital that it has the records to support the calculations of the performance of the composite as required by Rule 204-2(a)(16) under the Advisers Act.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary